UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ANDOVER NATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03432G106

(CUSIP Number)

c/o Andover National Corporation

333 Avenue of the Americas, Suite 2000

Miami, Florida 33131-2185

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Peter A. Cohen Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 240,599 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 240,599 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,599 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Does not include 584,820 shares of Class A common stock and 459,401 shares of Class B common stock which were forfeited in connection with the Stock Forfeiture and Release Agreement described in Item 4.

(2)	Based on information provided by the Issuer, this percentage is calculated assuming that the total outstanding number of shares of Class A Common Stock was 1,460,757 on September 6, 2019.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 240,599 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 240,599 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,599 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Does not include 584,820 shares of Class A common stock and 459,401 shares of Class B common stock which were forfeited in connection with the Stock Forfeiture and Release Agreement described in Item 4.

(2)	Based on information provided by the Issuer, this percentage is calculated assuming that the total outstanding number of shares of Class A Common Stock was 1,460,757 on September 6, 2019.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D originally filed on October 5, 2018 (the “Original Schedule 13D”) relates to the changes in beneficial ownership as a result of certain transactions effected in the Class A common stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B common stock, $0.001 par value per share (the “Class B Common Stock”), of Andover National Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 333 Avenue of the Americas, Suite 2000, Miami, Florida 33131-2185. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	The Peter A. Cohen Revocable Trust, a trust (“Cohen Trust”); and

(ii)	Peter A. Cohen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address for each of the Reporting Persons is c/o Andover National Corporation, 333 Avenue of the Americas, Suite 2000, Miami, FL 33131-2185.

(c) The principal business of Cohen Trust is investing in securities and businesses. Mr. Cohen’s principal occupation is investor and operator of businesses.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cohen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

On September 3, 2019, the Issuer entered into that certain stock forfeiture and release agreement with Cohen Trust pursuant to which Mr. Cohen, as the sole trustee of Cohen Trust, agreed to forfeit to the Issuer, for no consideration, 584,820 shares of Class A Common Stock and 459,401 shares of Class B Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)

The 240,599 shares of common stock for which this Schedule 13D is filed consists of (i) 200,000 shares of Class A Common Stock and (ii) 40,599 shares of Class B Common Stock owned by Cohen Trust, representing beneficial ownership of approximately 16.0% of Class A Common Stock of the Issuer outstanding.

(b)

The Peter A. Cohen Revocable Trust:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or direct the vote: 240,599
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose of to direct the disposition of: 240,599

Peter A. Cohen:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or direct the vote: 240,599
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose of to direct the disposition of: 240,599

(c)

Except as set forth in Item 4 above, no Reporting Persons have effected any transaction in the shares of Class A or Class B Common Stock in the last 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Class A or Class B Common Stock.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Amendment No. 1 and the exhibits hereto, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

1	Form of Stock Forfeiture and Release Agreement. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated September 4, 2019).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

THE PETER A. COHEN REVOCABLE TRUST

Dated: September 6, 2019	By:	/s/ Peter A. Cohen
	Name:	Peter A. Cohen
	Title:	Sole Trustee

Dated: September 6, 2019	By:	/s/ Peter A. Cohen
Peter A. Cohen